

Ancora Advisors, LLC
Presentation to ISS Regarding Edgewater Technology, Inc.

January 2017

Lead Portfolio Manager:
Jim Chadwick
216-825-4000

Proposed Board Members:
Frederick DiSanto
Jeffrey Rutherford
Matthew Carpenter
Kurtis Wolf

www.ancora.net

Stockholders are advised to read the consent proxy statement filed by Ancora Advisors, LLC ("Ancora") and other documents referred to in this presentation. Ancora believes they contain important information. These materials are available at no change at the Securities and Exchange Commission's (the "SEC") website at http://www.sec.gov.

This presentation SHOULD NOT be used as a substitute to reading all the publicly available material that is referenced. The mention of specific securities and investment strategies in this presentation should not be considered an offer to sell or a solicitation of an offer to purchase any specific securities or securities listed on a particular foreign exchange. All data contained in this presentation is based on information and estimates from sources believed to be reliable. Ancora makes no guarantees as to its accuracy. The indexes referenced are market performance indexes and are not available for purchase. Past performance of these indexes are not indicative of future results of the securities contained in the indexes. Past performance of investment strategies discussed is no guarantee of future results or returns. Investment return and principal value will fluctuate so that an investment when redeemed or sold may be worth more or less than the original cost. Investments should be deemed to be speculative in nature and are subject to various investment and trading risks including the risk of possible loss of principal.

Ancora is a registered investment adviser with the SEC. A more detailed description of the company, its management and practices is contained in its registration document, Form ADV, Part II A. A copy of this form may be obtained by contacting Ancora at: 6060 Parkland Blvd., Ste. 200, Cleveland, Ohio 44124, Phone: 216.825.4000 or by visiting our website www.ancora.net/adv .

A N C O R A

Ancora has lost faith in the ability of the long-standing legacy independent[1] members of the Board of Directors (the "Board") of Edgewater Technology, Inc. ("Edgewater" or the "Company") to responsibly evaluate the performance of CEO Shirley Singleton and CTO David Clancey, who have presided over significant stock price and operating underperformance by the Company. Furthermore, we believe these Board members have failed to appropriately incentivize the Company's key employees and business unit leadership.

- We believe change is **warranted** and **necessary** as a result of Edgewater's entrenched Board and management team:

  - **Stock Price Underperformance:** Edgewater has underperformed its peers and the broader market since Ms. Singleton was appointed Edgewater's CEO, as well as over the past one, three and ten year periods

  - **Poor Operating Performance:** The Company consistently generates sub-par operating margins, which appear to result from the fact that SG&A expenses as a percentage of revenues (excluding reimbursements) are more than 50% greater than that of its consulting peers. Furthermore, the Company's revenue growth has been disappointingly weak for a company which operates in a high growth industry and that has spent significant shareholder capital on acquisitions

  - **Excessive Executive Compensation Practices:** Despite delivering sub-par returns to the Company's stockholders, both Ms. Singleton and Mr. Clancey have been handsomely rewarded by the Board

  - **Company's Management of Strategic Review Process:** We believe the Board mismanaged the formal review of strategic alternatives for the Company, which it announced on November 30, 2015, by not creating an independent special committee to manage the strategic process and by running a restrictive process which did not fairly consider a broad range of options

  - **Board's Lack of Independence:** Six of the eight members on Edgewater's current Board have served as Edgewater directors for over 10 years

(1) Legacy Independent Board members include Paul Guzzi, Wayne Wilson, Nancy Leaming, Paul Flynn, and Michael Loeb, and refers to Board members seated as directors prior to the Lone Star Value Management LLC settlement in March 2016.

ANCORA'S ENGAGEMENT WITH EDGEWATER

Timeline of Events	
4/2/2015	Ancora affiliate makes initial investment in the Company.
8/26/2015	Ancora meets with Ms. Singleton and David Clancey, Edgewater's Chief Technology Officer, in Chicago to discuss the Company's business and strategy.
11/30/2015	Under shareholder pressure, the Company issues a press release announcing the Board's intention to explore strategic alternatives for the Company. The press release indicates that the Board fully supports management's execution of the Company' strategic plan.
4/29/2016	Ancora files a Schedule 13D with the SEC, reporting a 5.46% beneficial ownership stake in the Company, and states that if the Board's review of strategic alternatives fails to result in a sale of the Company, Ancora intends to seek the replacement of the legacy Board members.
06/2016	Ancora contacts Ms. Singleton to express its belief that one new director should be added to the Board the Company's Board to assist in evaluating the strategic process. This request is flatly rejected by Ms. Singleton without consultation with the Board.
10/13/2016	Ancora communicates with Timothy Oakes, Edgewater's CFO, regarding Ancora's views of the sale of the Company, in pieces or in whole, and ways the Company could minimize potential tax leakages.
10/20/2016	Following the Company's announcement of preliminary results for the third quarter 2016, Ancora contacts Ms. Singleton to request that Edegwater enter a non-disclosure agreement (NDA) with Ancora so Ancora could better understand the status of the Company's lengthy strategic review process.
10/26/2016	Ms. Singleton emails Ancora, stating that she shared with the Board Ancora's request to enter into a NDA with the Company. Upon Ms. Singleton's request, a discussion surrounding the entry into a NDA is deferred until after the Company announced third quarter 2016 results on 11/2/2016.
11/2/2016	Ancora has a call with Ms. Singleton to discuss Edgewater's earnings miss for the third quarter 2016 and the status of Ancora's request for a NDA. Ms. Singleton expresses that Edgewater would want Ancora to be subject to standstill restrictions and be bound by confidentiality over a lengthier period. Ancora expresses reasonable openness to these demands as long as any restrictions would terminate before the nominating deadline for the Company's 2017 Annual Meeting of Stockholder. A call is scheduled for 11/14/2016.
11/14/2016	Hours prior to the scheduled call, the Company issues a press release announcing the termination of its strategic review process. In light of the termination of the strategic review process, Ms. Singleton informs Ancora that a NDA no longer appears necessary. Ancora informs Ms. Singleton that it must consider its options and schedules a follow up call for 11/18/2016.

Timeline of Events	
11/18/2016	During the follow up discussion with Ms. Singleton and Messers. Clancey and Oakes, Ancora expresses its position that to best serve the interests of all shareholders, the Company should reach a mutually beneficial agreement with Ancora that contemplates the addition of at least three new directors to the Board. Ancora repeatedly asks if, during the Board's process of reviewing strategic alternatives for the Company, the Board considered the break up and potential sale of the Company in pieces rather than as a whole. Ms. Singleton consistently refuses to directly answer.
11/23/2016	Ms. Singleton informs Ancora of the Board's unanimous vote to reject Ancora's request for a mutually agreeable resolution on Board composition. However, despite abandoning the strategic review process, Ms. Singleton offers to enter into a NDA that would presumably subject Ancora to confidentiality and standstill restrictions. Ancora informs Ms. Singleton that it did not believe a restrictive NDA is in the best interest of Ancora and other Edgewater shareholders and that Ancora will pursue whatever course it believes is best for shareholders.
12/5/2016	Ancora sends a letter to the Board, which is filed with a Schedule 13D amendment on 12/7/2016, requesting that the Board replace four existing directors, not including the two independent directors added in March 2016, with four director representatives selected by Ancora. In the letter, Ancora indicates that, for months, it attempted to work constructively with Ms. Singleton and the Board to reach an amicable resolution on the Board composition issue but its efforts were invariably rebuffed. The letter also stresses urgency in the need for change in the senior executive leadership and on the Board as a result of the short- and long-term underperformance of the Company's stock, the excessive compensation granted to senior corporate leadership, and the poorly managed strategic alternatives process.
12/6/2016	The Board extends the term of the employment agreements with Ms. Singleton and Mr. Clancey for a period ending 12/31/2017, ignoring stockholders' concerns with the Company's underperformance under these executives' tenure.
12/22/2016	Ancora files a preliminary consent solicitation statement soliciting stockholders' consent in favor of certain proposals, the ultimate effect of which, if successful, would be to remove four incumbent directors on the Board and replace them with Ancora's highly qualified nominees (the "Proposals"). Also on 12/22/2016, Ancora delivers to the Secretary of Edgewater: a request for the Company to establish a record date to determine which Edgewater stockholders are entitled to consent to the corporate actions set forth in the Proposals in writing in lieu of a meeting of the stockholders of the Company.
12/22/2016	Ancora also enters into a Joint Filing and Solicitation agreement in connection with the solicitation of written consents in favor of the Proposals. Concurrently, Ancora files a Schedule 13D amendment with the SEC, disclosing an aggregate 9.9% ownership interest in the Company.
1/1/2017	Edgewater notifies Ancora that the Board has established the close of business on 01/11/2017 as the record date to determine which stockholders are entitled to give their written consent to the Proposals.

1. **Bylaw Restoration Proposal-** to ensure that the incumbent Board does not limit the effect of shareholder consent to the removal of four of the current directors and the election of the Nominees

2. **Removal Proposal-** to remove four current members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships

3. **Vacancy Proposal-** to divest the current directors of their ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies

4. **Board Size Proposal-** to consent to the adoption of the Board Size Proposal to fix the size of the Board at eight members

5. **Election Proposal-** to elect, without a stockholders' meeting, each of the following individuals to serve as a director of Edgewater: Frederick DiSanto, Jeffrey Rutherford, Matthew Carpenter, and Kurtis Wolf

WHY ANCORA'S BOARD CANDIDATES [1]

Board Candidate	Relevant Experience	Benefit to EDGW Board
Frederick DiSanto	• CEO, Ancora Advisors (2006-Present) • EVP, Fifth Third Bank (2001-2005) • Board experience: Medical Mutual, The Eastern Company (EML), Regional Brands (RGBD)	• Since becoming CEO, Fred DiSanto has grown Ancora Advisors from $80 million of AUM in 2005 to $4.3 billion of AUM today; created jobs by increasing employees from 7 in 2005 to 60 today • Public company board experience • Public company executive experience • Largest shareholder on the Board • IT consulting experience (Thinsolutions)
Jeffrey Rutherford	• CFO and VP, Ferro Corp (FOE), (2012-2016) • CFO and VP, Park Ohio (PKOH), (2008-2012) • CEO and CFO, LESCO, Inc. (2002-2007)	• Public company executive experience • Generated 140.8% TSR vs. 72.6% TSR of the Russell 2000 during 4.5 year tenure at FOE • Structuring comp / incentives • Reduced SG&A over $30mm, expanded Gross Margin 600bps (over $55mm), and generated $295mm in proceeds from sale of non-strategic assets at FOE
Matthew Carpenter	• CEO and Chairman, Vertical Knowledge, (2007-Present) • Founder, EmployOn Inc, until departure in 2006	• Significant technology experience • CEO experience • Successful track record building value and attracting capital
Kurtis Wolf	• CIO and Founder, Hestia Capital Management (2009-Present) • Senior Analyst, First Q Capital, (2007-2008) • Consultant, Deloitte Consulting (1995-1998), The Boston Consulting Group summer of 2001	• Consulting experience • Governance expertise • Capital allocation • Financial experience

(1) Full candidate biographies in the appendix

Stock Ownership:

- Ancora's slate of board nominees includes a shareholder representative of one of the Company's largest shareholders and a nominee who has purchased 50,000 shares

- Edgewater's legacy directors slated for replacement collectively beneficially own 3.7% (of which 33.7% are options) despite all being on the Board for over a decade. These legacy directors have purchased a combined total of 7,700 shares over the past 10 years

Technology / Consulting Backgrounds:

- None of the legacy directors have any direct consulting or other relevant industry experience related to Edgewater

- Ancora's Board candidates have deep entrepreneurial backgrounds including significant experience related to technology (founded and managed multiple technology-related businesses) and consulting (including strategy, management, and other forms of business consulting experience)

Breadth of Experience / Fresh Perspective:

- Edgewater's legacy directors represent a tired and broken Board that has failed to maximize shareholder value despite having over ten years to deliver

- Ancora's board candidates will bring a fresh perspective along with a much broader and relevant skill-set with experience including: Technology, Consulting, Job Creation, Public Board Experience, Capital Markets, M&A, Cost-Cutting, and Restructuring / Turnarounds, Public Company Executive Experience

If elected, our nominees will seek to do the following:

1. Evaluate the need for change in senior executive leadership, specifically for the roles of Chief Executive Officer and Chief Technology Officer, and seek to promote a new CEO from within the Company

2. Broaden equity ownership opportunities for the Company's employees and install a compensation structure to incentivize performance and align the interests of employees and stockholders. End practice of disproportionate compensation to two executives, and instead expand incentives over a wider base of employees who are key performers

3. Seek to reduce corporate waste and corporate overhead and ensure stability for consulting practice professionals

4. Evaluate, on an on-going basis, all strategic options available to the Company to maximize value for stockholders

5. Minimize disruption for employees

The current Board feels that our plan for Edgewater is lacking. However, we strongly disagree. Our plan is simple, but we are confident that it will prove to be effective. We believe that the key to performance in a professional services organization is attracting, developing, and retaining highly-skilled professionals. Based on that philosophy, our plan focuses on moving power and compensation from corporate administrators to the leadership and key performers of Edgewater's products-based consulting business lines.

ANCORA'S PLAN (CONTINUED)

Our plan involves the following key organizational changes:

- Promotion of key business line leaders to C-level posts (but with continued P&L responsibility)
    - The goal is to have the strategic vision of the Company driven by those who are truly running the company
    - The key business line leaders are vital to the organization and should be given the power to set its direction
- Coordinate with new C-level executives to develop and drive the higher level strategic vision for the company
- Create a culture of ownership within each business unit that recognizes and rewards performance and loyalty
    - Compensation should be shifted toward providing equity in the company to key business unit personnel that drive value in the organization, rather than rewarding non-revenue producing administrators
- Wasteful spending and any unnecessary corporate overhead will be eliminated. Resources should be allocated toward profitably growing the business units, rather than toward "corporate comfort"
- In tandem with new leadership we will consider any opportunities for increased efficiencies from sharing resources across divisions (if any)
- Promotion of good corporate governance practices by separating the Chairman and CEO role
- The end result will be a reinvigorated organization with superior leadership, vested employees and a lean corporate structure

Share Price Underperformance

- **Edgewater's stock price has significantly underperformed a peer group comprised of twenty-eight publicly-traded North American-based IT Consulting companies both in terms of total shareholder return and other key operating metrics**

  - Unlike the Company's self-selected peer group (which is comprised of less than 50% IT Consulting companies), this peer group includes all North American publicly-traded IT Consulting companies (excluding only OTC traded stocks)

- The chart below demonstrates that Edgewater has underperformed its peers and the broader market since Ms. Singleton was appointed Edgewater's CEO and over the past one, three and ten year periods

  - We are using 12/6/16 as the measurement date because we attribute the stock's increase since that time to be mainly the result of our activist efforts (including the 13D we filed on Dec 7, 2016)

  - Moreover, the comparison of the Company's total shareholder return over a five- year period merits an asterisk as Edgewater's stock price had the most room for recovery after collapsing more than 2x that of its peers in 2008

  - Note- the total return of the iShares 7-10 Year Treasury Bond ETF outperformed EDGW stock in four of the five periods in the table below

	Cumulative Total Shareholder Return[1]				
	1 YR	3 YR	5 YR	10 YR	Since January 2002
Edgewater Technology, Inc.	**-10.97%**	**-5.48%**	**124.76%**	**5.99%**	**74.68%**
North American IT Consulting Peers[2] - Median	9.40%	52.07%	120.18%	65.50%	209.80%
Russell 2000 (TR)	17.97%	24.66%	94.47%	96.08%	237.78%
Nasdaq Composite Index Total Return	5.86%	36.08%	114.22%	144.35%	232.59%
S&P 500 (TR) / Software & Services - IG	6.01%	46.32%	113.66%	161.22%	168.64%
EDGW Jan 9, 2017 Proxy Peers - Median	12.07%	14.07%	36.34%	-0.14%	152.26%
iShares 7-10 Year Treasury Bond ETF[3]	0.85%	10.64%	10.63%	65.73%	99.15%

(1) Source: Price returns data from FactSet as of 12/06/2016 (the day before Ancora's Schedule 13D filing announcing intent to nominate directors),
(2) Please see appendix for peer group constituents
(3) iShares 7-10 Year Treasury Bond ETF inception date is 8/1/2002

Since Shirley Singleton became CEO in January 2002, Edgewater has massively underperformed its North American IT Consulting peers

Share Price Performance During Existing CEO Tenure: EDGW vs. NA IT Peers[1]



(1) Chart source: FactSet, returns data as of 01/02/2002 through 12/06/2016

...and has also underperformed all the major indices



EDGW Share Price Performance vs. Major Indices[1]

■ Edgewater Technology, Inc. ■ Nasdaq Composite Index Total Return ■ Russell 2000 (TR) ■ S&P 500 (TR)

(1) Chart source: FactSet, returns data from 01/02/2002 through 12/06/2016

Poor Operating Performance

Poor Operating Results + Bad Capital Allocation = Value Destruction

- In Edgewater's most recent investor presentation, filed on January 10, 2017, the Company mentions that the business generated $3.2 million of free cash flow ("FCF") on $125.2 million of LTM revenues, which is less than the $5.5 million of FCF generated in 2014 on $113 million of revenues, despite spending approximately $33 million on acquisitions in 2015.

Free Cash Flow[1]	Cumulative FY 2002 - 9/30/16
	(in millions)
EBITDA	$51.5
CapEx + Acquisitions (total consideration)[2]	(111.9)
Free Cash Flow ("FCF")	**($60.4)**
Market Cap as of 1/1/2002	$45.9
Plus:	
Acquisitions (total consideration)	104.4
Share Issuance	17.4
Plus:	
Buybacks	(22.3)
Dividends	-
Total Capital	$145.3
Current Market Cap as of 1/20/2017	$93.8
Value Creation (Destruction)	**($51.5)**

- When Shirley Singleton became CEO in January 2002, Edgewater's market capitalization was $45.9 million. Today the market cap is $93.8 million (as of 1/20/2017).

- From 2002 – Sep 30, 2016, Edgewater has spent $104 million on acquisitions[2], and approximately $112 million of total capital expenditures.

- Over this same time period, the Company has generated cumulative negative free cash flow of -$60.4 million.

(1) Source: All data provided by CapIQ;   (2) Acquisition costs include direct acquisition costs, cash acquisition costs, and earn-outs

- Edgewater's sub-par operating margins appear to be the result of:

    1. High SG&A expenses as a % of revenue, as evidenced by the fact that SG&A expenses as a % of revenues (excluding reimbursements) are more than 50% greater than that of its consulting peers

    2. Low utilization rates, which still remains in the low 70% range despite supplementing staff with contractors

Company Name	LTM per Employee Data[1]				Avg FY 2011 - LTM 9/30/16 as a % of Revenues[1]			
	Revenues	Gross Profit	EBIT	EBITDA	Gross Profit	EBIT	EBITDA	SG&A
Edgewater Technology Inc.	236,465	87,784	6,295	13,517	38.38%	3.53%	5.45%	32.94%
North American IT Consulting Peers - Median	179,959	36,157	13,686	18,798	31.71%	7.23%	11.10%	20.43%
Edgewater % Bettter (Worse) than Peers	31.40%	142.79%	-54.00%	-28.09%	21.03%	-51.24%	-50.93%	-61.25%

- According to the Company's public filings, Edgewater allocates billable consultant expenses to cost of goods/services sold (whether the resource is engaged or not). Regardless of how costs are allocated, the Company's EBIT / EBITDA reveals the diagnosis that Edgewater is significantly less profitable on a per employee basis than its peers, **despite generating better gross profit per employee**

- The excessive compensation paid to the CEO and CTO exacerbate SG&A issues. Edgewater shareholders are essentially paying for two CEOs (both of whom we believe are overpaid relative to their contribution to the Company)

(1) Source: All data provided by CapIQ

- Edgewater's operating metrics have declined since 2011 with flat EBITDA margins and nearly a 50% decline in Return on Capital ("ROC")

- EBITDA margins have consistently remained below the North American IT Consulting Peer group

- Utilization rates remain unacceptably low despite supplementing consulting staff with contractors

- Relatively flat margins despite revenue growth demonstrates the Company's failure to attain scale

Edgewater's Revenue and Adjusted EBITDA Margin



Edgewater's Adjusted EBITDA Margin vs. NA IT Peers EBITDA Margin



(1)Source: All data provided by CapIQ

- **From 2011-2015, ROC has declined as the Company executed $34.2 million of acquisitions, while the CEO and CTO enriched themselves at the shareholders' expense**

Edgewater's vs. NA IT Peers Return on Capital[2]



Edgewater's CEO and CTO Compensation[3]



(1) Source: All data from CapIQ; (2) EDGW LTM Sep 30, 2016 ROC has declined to 2.5%; (3) Compensation in millions

Management's "rosy" commentary in its recent investor presentation flies in the face of the Company's recent results. Days prior to announcing the termination of the strategic process, management preannounced an earnings miss and continued execution errors.

Commentary from November 2, 2016 Earnings Call / Press Release:

• **"The story of the quarter is one of service revenue miss as it was essentially flat on a year-over-year basis**. Our core offerings were affected primarily by channel disruption associated with cloud adoption. We did see some spending pull back late in the quarter and then we also saw some underperformance in the U.K. So we're trying to be very transparent here to tell you why the miss." – CEO Shirley Singleton

• Gross Margin Declines: **"Total gross margin in the third quarter of 2016 was 35% compared to 38% in the year ago quarter, while gross margin related to service revenue in the third quarter of 2016 was 37% compared to 40% in the third quarter of 2015.** The year-over-year change in both total gross margin and service gross margin during the third quarter of 2016 were primarily attributable to the current year increase in project and personnel cost and a decline in the software revenue margin contribution due to the change in the comparative quarterly software revenue mix." – CFO Tim Oakes

• EPS and Net Income: **Net income for the third quarter of 2016 was $43,000 or $0.00 per diluted share compared to net income of $1 million or $0.08 per diluted share during the third quarter of 2015.** The change in periodic net income is in large part attributable to the previously discussed flat year-over-year third quarter 2016 service revenue combined with the increases in projects and personnel costs. – CFO Tim Oakes

Excessive Executive Compensation Practices

- Despite delivering sub-par returns to the Company's stockholders, both Ms. Singleton and Mr. Clancey have been handsomely rewarded by the Board.

- As detailed in the table below, perhaps the most striking data point in terms of excessive compensation is the fact that over the past fourteen years (equivalent to Ms. Singleton's tenure as CEO), Ms. Singleton and Mr. Clancey combined have been cumulatively compensated (including cash, restricted stock, and options) over $17 million. This amount, astoundingly, is **approximately 90.3% of Edgewater's cumulative Earnings Before Interest and Tax ("EBIT") and 172.3% of cumulative Net Income (excluding one-time items).**

- Since 2002, Edgewater's CEO, CTO, and Board have been cumulatively paid nearly **50% of the Company's total cumulative EBITDA**

- We believe these two executives make minimal contributions to driving revenue and client relationships but have retained a staggeringly disproportionate share of the Company's operating profits.

Name and Principal Position	Year	Salary	RSUs + Options Awards ($)	All Other Comp	Total Comp[1]	Comp % of EDGW EBIT	Comp % of EDGW Net Income	Combined EDGW Ownership	Options (Grants) % of Ownership
Combined Compensation of CEO	2015	$848,431	$480,000	$224,150	$1,552,581	44.6%	NEG	14.0%	61.8%
S. Singleton and CTO D. Clancy	2014	800,000	475,200	961,040	2,236,240	35.5%	67.34%	13.7%	68.7%
	2013	798,836	447,294	608,447	1,854,577	39.4%	42.15%	12.8%	75.2%
	2012	748,010	268,600	375,257	1,391,867	82.7%	75.07%	11.7%	68.0%
	2011	649,519	256,000	333,578	1,239,097	50.1%	101.90%	7.9%	65.3%
	2010	613,269	162,000	237,058	1,012,327	NEG	NEG	6.7%	67.5%
	2009	600,000	399,600	46,029	1,045,629	NEG	NEG	12.2%	84.4%
	2008	600,000	-	49,942	649,942	36.4%	38.57%	9.1%	88.3%
	2007	573,184	352,190	450,963	1,376,337	31.9%	37.78%	9.4%	90.5%
	2006	517,000	252,545	477,371	1,246,916	31.0%	38.94%	9.2%	93.7%
	2005	517,000	-	430,028	947,028	88.4%	74.28%	9.7%	97.6%
	2004	517,000	-	36,052	553,052	NEG	NEG	9.4%	97.9%
	2003	461,649	475,000	498,127	1,434,776	295.2%	73.13%	8.4%	97.9%
	2002	400,000	227,670	22,102	649,772	NEG	NEG	5.4%	97.8%
12 Year Cumulative Total					**$17,190,141**	**90.3%**	**172.3%**		

(1) Source: Edgewater's 2002-2016 Schedule 14A proxy statements; Financials from CapIQ

- **From January 2002 - 2015, cumulative compensation paid to Shirley Singleton, David Clancey and other members of the legacy board was $23.2 million**

- **While a select few were paid handsomely at shareholders' expense, Edgewater failed to properly incentivize other non-NEO key producers (exposing the Company to risk of talent departures)**



Cumulative Compensation vs. Growth of $100 Invested Since Becoming CEO

(1) Chart source: FactSet, all data as of 01/02/2002 to 12/06/2016, CEO, CTO, and Board compensation from Edgewater's 2002-2016 Schedule 14A proxy statements

Poor Corporate Governance and Poorly Managed Strategic Alternatives Process

- Six of the eight members on Edgewater's current Board have served as Edgewater directors for over 10 years and have failed to take action to hold Ms. Singleton accountable for a tenure in which the Company has failed its stockholders

- Given the recent one-year extension of Ms. Singleton and Mr. Clancey's employment agreements, we are concerned that the Board may be beholden to Ms. Singleton and has renewed her contract to serve as CEO despite her apparent failure in that capacity evidenced by the deep stock and operating underperformance

- These decisions and holding senior executives appropriately accountable for the Company underperformance is put in jeopardy by Ms. Singleton serving in the combined role of both CEO and Chairman of the Board

- The Company's Jan 10, 2016 presentation states that Shirley & David's 12.4% ownership in EDGW stock is a clear alignment with shareholders yet completely fails to mention that over 40% of the shares held by Shirley and David are options that were granted by the Board as a form of compensation

- The four legacy directors mentioned below have purchased a combined total of **7,700 shares** in the past 10 years

    - The last purchase made by these directors was 11/27/2012 (700 shares purchased by Paul Flynn)

    - Mr. Guzzi and Mr. Loeb have not purchased a single share in the last 10 years

Director	Time on Board	Title	Ownership %[1]	Total Shares Owned[2]	Shares Purchased in Last 10 Years[3]
Paul Guzzi	12 Years	Independent Director	Less than 1.0%	78,530	-
Wayne Wilson	13 Years	Lead Director	1.1%	141,530	2,000
Paul Flynn	11 Years	Independent Director	Less than 1.0%	115,230	5,700
Michael Loeb	16 Years	Independent Director	1.1%	144,530	-
Total			**3.7%**	**479,820**	**7,700**

(1) Ownership % from Edgewater's definitive consent revocation statement filed 01/09/2017
(2) Total shares owned from Edgewater's definitive consent revocation statement filed 01/09/2017
(3) Insider purchase activity from CapIQ

- **In 2010, Edgewater acquired a company named Fullscope, Inc. for approximately $15mm in cash and stock**

  - Edgewater also paid an additional $2.7mm in earn-outs to Fullscope, which was part of the purchase agreement

- **Shortly after the acquisition, Edgewater discovered a former employee at Fullscope had EMBEZZLED more than $1.2mm[2]**

  - As a result of the embezzlement, Edgewater incurred losses of more than $1.4mm[1]

- **In a news article[2] detailing the charges brought against the Fullscope employee, the Boston Assistant District Attorney Jim Ayers concluded that "$1.2 million is the amount taken during a three-year period. Investigators believe she stole more, but state law does not allow them to look back further than three years"**

  - The Fullscope employee set up a bank account in Fullscope's name and made direct deposits into that account, when those checks were meant to pay Fullscope's corporate taxes

- **As a result of the embezzlement, Edgewater was estimated to owe more than $900,000[2] in back-taxes to the government (not including penalties)**

- **We believe that the Board failed to undertake a thorough examination of Fullscope's financials and business practices**

  - We believe Edgewater's Board and management team cannot be trusted as stewards of the Company or to complete proper due diligence on any future transaction considering they failed to discover fraudulent and illegal activity within the Company's second largest acquisition to date

(1) Source: Edgewater's 2014 10-K filed with the SEC
(2) http://www.decaturdaily.com/news/local/killen-woman-seeks-leniency-after-theft-from-her-company/article_fe1a4d2e-1517-11e3-bdf3-0019bb30f31a.html?mode=print

- Edgewater's Board has overseen a significant lack of revenue growth, despite making numerous acquisitions, implying the Company's organic revenue growth is poor or acquired companies perform poorly post-acquisition, or both

- Edgewater has spent approximately $104 million on acquisitions since 2002, while the current market capitalization of the Company is $93.8 million (as of 1/20/2017)

- Since 2006, revenues have increased $58.4 million (excluding reimbursable expenses), and the company has spent $97.5 million on acquisitions, which implies that management has delivered meager organic growth and has overpaid for its acquired businesses (effectively paying 1.67x for acquired revenue yet being currently valued at 0.75x LTM revenues)

- The discovery of a more than $1.2 million employee embezzlement scandal is, in our view, an exemplary sign of the Board's poor due diligence in making acquisitions



Edgewater's Total Revenues[1]

(1) Source: All data provided by CapIQ; revenues exclude expense reimbursements

Company's Management Of Strategic Review Process

- We have serious concerns with the Company's management of the formal review of strategic alternatives it announced on November 30, 2015, only a month after a consent solicitation was launched by a dissident seeking to remove and replace four of the incumbent directors on the Board

- The Board once again failed shareholders by not creating a special committee of independent directors to manage the strategic process, enabling Shirley and David to overexert their influence in the process

- Shirley and David's compensation structure also presented a disincentive to selling parts of the business as such transactions do not trigger the change of control provisions in their contracts, yet serve to potentially reduce their annual compensation as the business overall becomes smaller

- When the Board originally announced the strategic review process, it affirmed the Company's existing strategic plan and its belief that the plan would drive financial performance and value for stockholders, regardless of its intention to review the Company's other options

- We therefore had our doubts over the Board's commitment to the strategic sale process and made numerous calls to our industry contacts, including potential suitors of the Company.

  - We have heard on multiple occasions from these contacts that the strategic sale process failed for a multitude of reasons, not the least of which is that the Board and its strategic committee opted to focus on cash- only whole Company buyers for a significant portion of the lengthy process and never adequately vetted monetizing the parts of the Company.

  - We specifically asked Ms. Singleton and Mr. Clancey multiple times during our discussion on November 18, 2016, if they "shopped the pieces" or just the whole Company, and they repeatedly stated they had looked at all alternatives, specifically refusing to answer a yes/no question if they really "shopped the parts".

  - In our view, a properly run strategic process would have encompassed all options from the start, including the break up and sale of the Company in parts, as well as a sale involving both cash and stock as consideration.

- Less than a year later, the Company has terminated the strategic sale process and indicated its intent to return to the Company's existing strategic plan, which, given the decline in the Company's stock price since the Board first announced the strategic sale process, casts doubt over the wisdom of the Board's initial and continued belief that such a plan will provide "the best opportunity to enhance value" for stockholders

We believe Edgewater's Board is stale and has failed the Company's shareholders

- With an average tenure of approximately 11 years, the Board has failed to add significant value during that time. Non-legacy directors were only added to the board as a result of settling a potential consent solicitation with another investor

- Since the existing Board has been in place, Edgewater's stock price has significantly underperformed all relevant peer groups / market indices

We believe the incumbent Board has destroyed shareholder value through excessive compensation, its failure to develop a real succession plan, and a poorly managed strategic alternatives review

- We fear that the Board and management team will continue to run Edgewater as a "lifestyle" company and continue to overcompensate themselves despite their lackluster performance

- We were highly disappointed to learn the Board failed to create an independent special committee to evaluate alternatives

Ancora has a better plan and better candidates for the Board

- We propose an immediate improvement to the Company by replacing four of the six legacy Board members as a direct result of their failed attempt to create shareholder value over the past 11-years

- Our nominees are highly qualified and have an impressive track record turning companies around and quickly increasing shareholder value

We plan to leverage our four candidates' knowledge and expertise to significantly improve Edgewater's financial and operating performance

- We are confident we will be able to secure new senior leadership for the Company and develop equitable compensation structures that reward key performers instead of enriching the select few

- We will seek to cut corporate expenses and reorient the Company's operations around the highest return uses of capital

Ancora will remain vigilantly engaged in an ongoing review of strategic alternatives

- All options will remain on the table including uses of cash for return on capital purposes and as a tool to retain key talent within (and external to) the Company

- Cleveland, OH based Registered Investment Adviser with three SEC registered, independent employee owned investment advisors with 61 employees

- $4.4 billion of combined firm assets under management (9/30/16)

- Significant experience investing in both equities and fixed income, including alternative investment products

- Highly experienced in shareholder activism and corporate governance with long track record of generating value for investors by taking a more "hands-on" approach

- Ancora principals have served on a wide array of public company boards

- The firm's principals and employees have significant personal investments in the vehicles which hold investments like Edgewater

ANCORA

Appendix

Frederick DiSanto

Age 54, has served as the Chief Executive Officer of Ancora Advisors, LLC and Ancora Holdings Inc, a registered investment advisor, since January 2006, and as Chairman of the Board of Ancora Advisors, LLC, since December 2014. Previously, Mr. DiSanto worked at Fifth Third Bank (NASDAQ: FITB), a regional banking corporation, serving as Executive Vice President and Manager of Fifth Third Bank's Investment Advisor Division from 2001 to 2005. In 2001, Fifth Third Bank acquired Maxus Investment Group, an asset management firm and Mr. DiSanto's previous employer. Prior to the acquisition, Mr. DiSanto was the President and Chief Operating Officer at Maxus Investment Group, from 1998 to 2000. From 1991 to 1997, Mr. DiSanto was Managing Partner at Gelfand Partners Asset Management, an investment management firm, which merged with Maxus Investment Group in 1997. Mr. DiSanto began his investment career in 1985 with McDonald Investments in Institutional Equity Sales. Currently, Mr. DiSanto is serving on the boards of Medical Mutual of Ohio, Case Western Reserve University, The Cleveland Film Commission, The Eastern Company (NASDAQ: EML), Regional Brands (OTC US: RGBD) and WF Hann Sons. He is also on the Executive Committee for the Board of Trustees at Case Western Reserve University. Previously, Mr. DiSanto served as the Chairman of the Board of Regents of St. Ignatius High School. Mr. DiSanto is also the former Chairman and current Trustee of the Greater Cleveland Sports Commission. Mr. DiSanto earned a Bachelor's degree in Management Science and a Master's degree in Business Administration from Case Western Reserve University.

Jeffrey Rutherford

Age 56, has served as Vice President and Chief Financial Officer at Ferro Corporation (NYSE: FOE), an international coatings and colors manufacturing business, from April 2012 to September 2016. From July 2008 to April 2012, Mr. Rutherford served as Vice President and Chief Financial Officer at Park- Ohio Holdings Corp (NASDAQ: PKOH), an international industrial supply and diversified manufacturing business. Mr. Rutherford served as the Vice President and Chief Financial Officer at UAP Holdings Corp. from October 2007 to June 2008. At the time UAP Holdings Corp. (NASDAQ: UAPH) was a publicly traded company that distributed agricultural inputs throughout North America. In 2008, UAP Holdings Corp. was acquired by Agrium Inc. (NYSE: AGU). Previously, Mr. Rutherford served as the President, Chief Executive Officer and Chief Financial Officer at LESCO, Inc. (NASDAQ: LSCO), which at the time was a publicly traded company that distributed inputs to the professional turf industry, from 2002 to 2007. Mr. Rutherford also served on the board of directors of LESCO, Inc., from 2006 to 2007. LESCO, Inc. was subsequently acquired by Deere & Co. (NYSE: DE) in 2007. Mr. Rutherford served as Chief Financial Officer and Senior Executive Vice President of OfficeMax, Inc. (formerly NYSE: OMX), a retailer of office products and supplies, from 1997 to 2002, after having previously served as its Senior Vice President and Treasurer, from February to July 1997. From 1983 to 1996, Mr. Rutherford worked at Arthur Andersen, a consulting and accounting firm. Mr. Rutherford earned his Bachelor's degree in Business Administration and Accounting from Baldwin Wallace College.

Matthew Carpenter

Age 45, has served as the Chairman and Chief Executive Officer of Vertical Knowledge, L.L.C., a leading provider of open source data, information services and analytics, since 2007. brings more than 20 years of experience and leadership as an expert in collecting and curating open source data. Since 1999 he and his team have pioneered deep spidering technology, employing a proprietary combination of keyword and neural network contextual search to aggregate and organize specific information from web pages not previously accessible to automated searches. In 2007, Mr. Carpenter co-founded Vertical Knowledge LLC, with the goal of turning the Internet and its exploding volume of information into accessible and useable data collections. The privately held company is a leading provider of open source data, information services and analytics and operates in the national defense, intelligence and financial services verticals. It is backed by Providence Equity and Marker, LLC. Mr. Carpenter previously founded and led EmployOn Inc., an online employment services company, until his departure in 2006. Mr. Carpenter attended Mississippi State University.

Kurtis Wolf

Age 43, is Managing Member and Chief Investment Officer of Hestia Capital Management LLC, a deep value hedge fund that he founded in January 2009. From March 2007 to November 2008, Mr. Wolf worked as a Senior Analyst at First Q Capital, LLC, a hedge fund which invested in public companies which had previously been backed by venture capital or private equity firms. From January 2006 to February 2007, Mr. Wolf served as co- Founding Partner at Lemhi Ventures LLC, a health care services focused venture capital incubator. Mr. Wolf previously was co- Founding Partner at Definity Health Corporation, a leading player in the consumer- driven health care space, which was purchased by UnitedHealth Group Inc. (NYSE: UNH) in December, 2004. After the acquisition, from April 2005 through January 2006, Mr. Wolf served as Director, Corporate Development for UnitedHealth Group Inc.'s Definity Health Corporation subsidiary. Prior to Definity Health Corporation being acquired, from September 1998 to January 2000, he served as co-Founding Partner, primarily serving in finance and strategy roles. Between his two periods at Definity Health Corporation, Mr. Wolf served as an Analyst at Relational Investors LLC, an activist hedge fund, from June 2002 to December 2004. Previously, he was a co- Founding Partner and Consultant at Lemhi Consulting, a related entity to Definity Health Corporation, from September 1998 to January 2000. Mr. Wolf also has experience working as a consultant both with Deloitte Consulting from September 1995 until September 1998 and The Boston Consulting Group during the summer of 2001. Mr. Wolf earned a Master of Business Administration degree from the Stanford Graduate School of Business and a Bachelor of Arts degree in Economics and Mathematics from Carleton College. Ancora believes Mr. Wolf's extensive leadership experience, together with his management and financial experience, will enable him to provide the Company with valuable executive insights will make him a valuable addition to the Board.

ANCORA

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